

July 25, 2013

<u>Via E-mail</u>
John Ballard
Chief Financial Officer
Goliath Film and Media Holdings
640 S. San Vicente Blvd., Fifth Floor,
Los Angeles, CA 90048

> **Re: Goliath Film and Media Holdings**
> **Form 8-K Item 4.01**
> **Filed July 23, 2013**
> **File No. 000-18945**

Dear Mr. Ballard:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed July 23, 2013</u>

1. We note on the cover the date of the report or earliest event reported is February 26, 2013. Please explain or revise.

2. We note your prior auditor was Sam Kan. Please explain on revise your reference to "D&T" as prior auditor in the third paragraph.

3. We note your disclosure in the fourth paragraph that a copy of Sam Kan's letter dated July 19, 2013 was attached as Exhibit 16.1; however, no such exhibit was included. Please file the exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief